Exhibit (d)(17)

Amprius Technologies, Inc.

1180 Page Avenue

Fremont, CA 94538

May 13, 2024

Dear Justin Mirro:

This Waiver Agreement (this “Agreement”) confirms the agreement between you and Amprius Technologies, Inc., a Delaware corporation (the “Company”), with respect to and in connection with the Company’s offer to holders of its outstanding (i) public warrants (the “Public Warrants”) to purchase shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”) and (ii) private warrants (the “Private Warrants” and together with the Public Warrants, the “Offering Warrants”) to purchase shares of Common Stock, each exercisable for one (1) share of Common Stock at an exercise price of $11.50 per Offering Warrant, the opportunity to exercise their Offering Warrants at a temporarily reduced cash exercise price of $1.10 per Offering Warrant, upon the terms set forth in the Offer to Exercise Warrants to Purchase Common Stock of Amprius Technologies, Inc., to be filed with the Securities and Exchange Commission on May 13, 2024 (the “Offer to Exercise”). All capitalized terms not defined in this Agreement shall have the meanings set forth in the Offer to Exercise.

In consideration of Section 312.03(b) of the Listed Company Manual of the New York Stock Exchange (“NYSE”), you agree to waive your right to participate in the Offer to Exercise with respect to the 200,000 Offering Warrants directly held by you. For the avoidance of doubt, this Agreement does not impact the ability of Kensington Capital Partners, LLC to participate in the Offer to Exercise with respect to the 4,700,000 Offering Warrants held by it, which will be entitled to participate in the Offer to Exercise on the same terms and conditions as the other holders of Offering Warrants.

No variation, amendment, alteration, modification of, or addition to this Agreement will be valid or binding unless expressed in writing and signed by the Company and you.

This Agreement is for the benefit of the Company and you and shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to the conflict of law provisions thereof that would result in the application of the laws of any other jurisdiction.

This Agreement may be executed in more than one counterpart and each of such counterparts shall for all purposes be deemed an original, and all such counterparts shall together constitute one and the same instrument.

This Agreement shall inure solely to the benefit of and be binding upon each of the parties hereto and their respective legal successors and permitted assigns; provided that no party may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party. Any attempted assignment by a party without the prior written consent of the other party will be of no force and effect.

(The remainder of this page is intentionally left blank.)

Please confirm your agreement with the foregoing by signing and returning one copy of this Agreement to the undersigned, whereupon this Agreement shall become a binding agreement between you and the Company.

Very truly yours,
Amprius Technologies, Inc.

By:	/s/ Sandra Wallach
	Name:	Sandra Wallach
	Title:	Chief Financial Officer

Accepted and agreed as of the date first written above:

Justin Mirro

By:	/s/ Justin Mirro
Name: Justin Mirro

(Signature page to Waiver Agreement)